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                                  EXHIBIT 2.02


       Agreement and Plan of Merger dated as of November 12, 1996 by and between Worldtalk Merger Corporation and Deming Software, Inc.





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                          AGREEMENT AND PLAN OF MERGER
                                       OF
             WORLDTALK MERGER CORPORATION, A WASHINGTON CORPORATION
                                      INTO
                DEMING SOFTWARE, INC., A WASHINGTON CORPORATION


         This Agreement and Plan of Merger is made by and between Worldtalk Merger Corporation, a Washington corporation ("Worldtalk MC"), and Deming Software, Inc., a Washington corporation ("Deming"). Worldtalk MC proposes to merge with and into Deming, with Deming being the surviving corporation. The Boards of Directors and shareholders of both Worldtalk MC and Deming have approved the merger upon the terms set forth herein and have authorized the execution hereof.

         NOW THEREFORE, the parties agree as follows:

         1. MERGER. Upon the terms of this Agreement and Plan of Merger, on the Effective Date (as defined below) in accordance with the Washington Business Corporation Act, Worldtalk MC shall be merged with and into Deming (the "Merger") and the separate existence of Worldtalk MC shall thereupon cease. Deming shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation").

         2. EFFECTIVE DATE. The Merger shall become effective as of the date of the filing of the articles of merger and this Agreement, pursuant to RCW 23B.11.050, with the Secretary of State of the State of Washington (the "Effective Date").

         3.      CONVERSION OF SHARES.  On the Effective Date:

                 3.1 Conversion of Worldtalk MC Shares. Each share of common stock of Worldtalk MC that is outstanding immediately prior to the Effective Date shall be converted to one share of Common Stock, $.0001 par value, of Deming ("Deming Stock").

                 3.2 Exchange of Deming Common Stock. Holders of shares of Deming Stock ("Deming Shareholders") issued and outstanding immediately prior to the Effective Date will receive the following in exchange for all of their shares of Deming Stock:

                          (a)     an aggregate cash payment to all of such
shareholders of $225,000 (the "Cash Payment"), plus

                          (b) a number of fully paid and nonassessable shares of Common Stock, $.01 par value, of Worldtalk Communications Corporation ("Worldtalk"), a Delaware corporation that is the parent of Worldtalk MC ("Worldtalk Common Stock"), that is determined by dividing the amount of the Cash Payment by the Average Price (defined below) of the Worldtalk Common Stock and then subtracting the quotient obtained from the number of Initial Shares (the "Stock Payment").
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For purposes of this calculation, the "Average Price" will mean the average of the closing sale prices of Worldtalk's Common Stock reported in the Western Edition of The Wall Street Journal or, if not published therein, The San Jose Mercury News, on the basis of information provided by the Nasdaq National Market for each of the ten (10) trading days immediately preceding the day prior to the date upon which the Closing is held. The number of "Initial Shares" shall be (a) 565,000 if the Average Price is greater than or equal to $9.00 but less than or equal to $15.00, (b) 452,000 if the Average Price is greater than $15.00 and (c) 753,333 if the Average Price is less than $9.00.

         4.      ADDITIONAL PROVISIONS RELATED TO THE CONVERSION OF SHARES.

                 4.1 Payment to each Deming Shareholder. Each Deming Shareholder has elected to receive a proportion of the Cash Payment. Accordingly, each Deming Shareholder will be entitled to receive (a) a cash payment equal to the amount set forth in the last column of the table below, titled "Cash Payment to be Received," plus (b) the number of shares of Worldtalk Common Stock that is determined by dividing the amount of such person's cash payment by the Average Price of the Worldtalk Common Stock and then subtracting the quotient obtained from the applicable number of Initial Shares obtained for such person from the table below.

                                                  INITIAL SHARES
                           INITIAL SHARES IF        IF AP IS          INITIAL SHARES
                             AP IS BETWEEN         GREATER THAN       IF AP IS LESS
                           $15.00 AND $9.00         $15.00 PER        THAN $9.00 PER       CASH PAYMENT
  NAME OF SHAREHOLDER          PER SHARE              SHARE               SHARE           TO BE RECEIVED
  -------------------      -----------------      --------------      --------------      --------------
Ronald J. Craswell                114,142             91,313              152,189             $ 96,000
Robert D. Dickinson               222,574            178,061              296,766                    0
David S. Pratt, Jr.               114,142             91,313              152,189               64,500
Blake C. Ramsdell                 114,142             91,313              152,189               64,500
                                  -------            -------              -------             --------
       Totals:                    565,000            452,000              753,333             $225,000

Each of the parties hereto agrees that the value of each Deming Shareholder's portion of the Stock Payment plus the Cash Payment to each such shareholder as a percentage of the total value of the Stock Payment plus Cash Payment to be received by all such shareholders, is equal to the percent of Deming Stock held by such shareholder.

                 4.2 Adjustments in Number of Shares. If, prior to the Merger, Worldtalk or Deming recapitalizes through a split-up of its outstanding shares into a greater number, or a combination of its outstanding shares into a lesser number, reorganizes, reclassifies or otherwise changes its outstanding shares into the same or a different number of shares of other classes (other than through a split-up or combination of shares provided for in the previous clause), or declares a dividend on its outstanding shares payable in shares or securities convertible into shares, the number of shares of Worldtalk Common Stock into which the shares of Deming Stock are to be converted will be adjusted appropriately so as to maintain the proportionate interests of the holders of the shares of Deming Stock and the holders of the shares of Worldtalk Common Stock.



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                 4.3      Cash Payment.  The Cash Payment to each Deming
Shareholder will be made on January 2, 1997, by Worldtalk's delivery to each Deming Shareholder, by personal delivery or by deposit in the United States mail, postage prepaid, of a check made payable to such shareholder in the full amount of the portion of the Cash Payment to be received by such shareholder on the date of each payment.

                 4.4 Fractional Shares. No fractional shares of Worldtalk Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of Deming Stock who would otherwise be entitled to receive a fraction of a share of Worldtalk Common Stock will receive from Worldtalk, promptly after the Effective Date, an amount of cash equal to the Average Price multiplied by the fraction of a share of Worldtalk Common Stock to which such holder would otherwise be entitled.

                 4.5 Escrow Agreement. At the Closing of the Merger, Worldtalk will withhold 15% of the shares of Worldtalk Common Stock to be issued to the Deming Shareholders in accordance with Section 3.2 (rounded up to the nearest whole number of shares to be issued to each Deming Shareholder), and deliver such shares (the "Escrow Shares") to Harris Trust and Savings Bank (the "Escrow Agent"), as escrow agent, to be held by Escrow Agent as collateral for Deming's and the Deming shareholders' indemnification obligations. The Escrow Shares will be represented by a certificate or certificates issued in the name of the Escrow Agent and, assuming no claim is made against such shares, will be held by the Escrow Agent from the Closing until one (1) year after the Effective Date pursuant to the terms of a certain Escrow Agreement of even date herewith among Worldtalk, Deming, the shareholders of Deming and the Escrow Agent.


                 4.6      Conversion Procedure.

                          (a)     As of the Effective Date, all shares of
Deming Stock that are outstanding immediately prior thereto will, by virtue of the Merger and without further action, cease to exist and will be converted, subject to Section 4.4, into the right to receive from Worldtalk the number of shares of Worldtalk Common Stock and cash determined as set forth in Section 3.

                          (b)     As soon as practicable after the Effective
Date, each holder of shares of Deming Stock will surrender the certificate(s) for such shares (the "Deming Certificates"), duly endorsed as requested by Worldtalk, to Worldtalk for cancellation. Promptly after the Effective Date and receipt of such Deming Certificates, Worldtalk will issue to each tendering holder a certificate for the number of shares of Worldtalk Common Stock to which such holder is entitled pursuant to Section 3 hereof, less the shares of Worldtalk Common Stock deposited into escrow pursuant to Section 4.5 hereof, and distribute any cash payable under Section 4.4.

                          (c)     No dividends or distributions payable to
holders of record of Worldtalk Common Stock after the Effective Date, or cash payable in lieu of fractional shares or otherwise, will be paid to the holder of any unsurrendered Deming Certificate(s) until the holder of the Deming Certificate(s) surrenders such Deming Certificate(s). Subject to the effect, if any,





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of applicable escheat and other laws, following surrender of any Deming
Certificate, there will be delivered to the person entitled thereto, without interest, the amount of any dividends and distributions therefor paid with respect to Worldtalk Common Stock so withheld as of any date subsequent to the Effective Date and prior to such date of delivery.

                          (d)     All Worldtalk Common Stock and cash delivered
upon the surrender of Deming Stock in accordance with the terms hereof will be deemed to have been delivered in full satisfaction of all rights pertaining to such Deming Stock. There will be no further registration of transfers on the stock transfer books of Deming or its transfer agent of the Deming Stock. If, after the Effective Date, Deming Certificates are presented for any reason, they will be canceled and exchanged as provided in this Section 4.6.

                          (e)     Until certificates representing Deming Stock
outstanding prior to the Merger are surrendered pursuant to Section 4.6(b) above, such certificates will be deemed, for all purposes, to evidence ownership of the number of shares of Worldtalk Common Stock into which the Deming Stock will have been converted, reduced by the number of shares withheld as Escrow Shares.

                          (f)     The Cash Payment will be made as specified in
Section 4.3 above.

         5.      ASSETS AND LIABILITIES.  On the Effective Date:

                 5.1 Assets. Deming shall thereupon and thereafter possess all the rights, privileges, and immunities, and all property, real, personal and mixed, and all debts due on whatever account, and other choses in action, and all and every other interest of or belonging to Worldtalk MC, all of which shall be taken and deemed to be transferred to Deming without further act or deed; and

                 5.2 Liabilities. Deming shall be responsible and liable for all the liabilities and obligations of Worldtalk MC.

         6.      NAME.  The name of the Surviving Corporation shall be:

                             DEMING SOFTWARE, INC.

         7. DIRECTORS AND PRINCIPAL OFFICERS. The directors and the principal officers of Worldtalk MC immediately prior to the Effective Date shall serve as directors and officers of the Surviving Corporation on and after the Effective Date.

         8. ARTICLES OF INCORPORATION AND BYLAWS. On and after the Effective Date, the Articles of Incorporation of Deming and the Bylaws of Worldtalk MC in effect immediately prior to the Effective Date shall be the Articles of Incorporation and the Bylaws of the Surviving Corporation.





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         9.      COUNTERPARTS.  This Agreement and Plan of Merger may be
executed in any number of counterparts each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement and Plan of Merger as of the 12th day of November, 1996.

                                        WORLDTALK MERGER CORPORATION,
                                        a Washington corporation


                                        /s/ Stephen R. Bennion
                                        --------------------------------------
                                        Stephen R. Bennion
                                        Vice President


                                        DEMING SOFTWARE, INC.,
                                        a Washington corporation


                                        /s/ Robert D. Dickinson, III
                                        --------------------------------------
                                        Robert D. Dickinson, III
                                        President





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